September 20, 2013

Via EDGAR and email to dangl@sec.gov

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
WASHINGTON, D.C. 20549

RE:    Oceaneering International, Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 22, 2013
File No. 1-10945

Ladies and Gentlemen:

With reference to your letter dated September 13, 2013, we provide the following response. For your convenience, we are repeating the full text of the comment contained in your letter before providing our response below.

Management's Discussion and Analysis, page 21

Results of Operations, page 27

1.
We note that you present days on hire, days available and percentages of utilization for your remotely operating vehicles (ROV) in tables on pages 22 and 27, and see that you have similar disclosures in your subsequent interim reports. Please expand your disclosures as necessary to clarify the manner by which you have computed days available, and if these exclude days that an ROV is owned but not counted for any reason, e.g. due to maintenance or repairs, then please also explain these differences in your narrative and disclose the number of days corresponding to ROV ownership and utilization based on these figures in your tables for each period.

Response.

We calculate days available from the first day that an ROV is placed into service until the ROV is retired.  All days during this period are considered available days.

Commencing with our next periodic report filing (our Form 10-Q for the quarter ending September 30, 2013), we will add the following statement and show the number of days available and utilized in the tables.

Days available include all days from the first day that an ROV is placed into service until the ROV is retired.

We acknowledge that:

•Oceaneering International, Inc. is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•Oceaneering International, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please call W. Cardon Gerner, our Chief Financial Officer (Principal Accounting Officer), at 713.329.4756 or send an email to wcgerner@oceaneering.com.

Sincerely,

Oceaneering International, Inc.

By:     /S/ MARVIN J. MIGURA _
Marvin J. Migura
Executive Vice President
(Principal Financial Officer)